UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

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NOTIFICATION OF LATE FILING                         SEC FILE NUMBER
                                                       333-08430
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                                                     CUSIP NUMBERS
                                                       40048CAA1
                                                       40048CAB9
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(Check One):
[ ] Form 10-K and Form 10-KSB  [X] Form 20-F   [ ] Form 11-K [ ] Form 10-Q and
                                                   Form 10-QSB

For Period Ended:  December 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
[ ] Money Market Fund Rule 30b3-1 Filing

For the Transition Period Ended:

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information
         Full Name of Registrant                           Grupo Minero Mexico, S.A. de C.V.

         Translation of Name of Registrant into English    Mexico Mining Group

         Address of Principal Executive Office (Street and Number)

                                                           Avenida Baja California No. 200
         City, State and Zip Code                          Roma Sur, Mexico, D.F., C.P. 06760


Part II - Rules 12b-25(b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) [X] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) [X] The subject annual report on Form 20-F will be filed on or before the fifteenth calendar day following the prescribed due date being June 30, 2003.

(c) [ ] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached.


Part III - Narrative

        The registrant is not able to file the annual report on Form 20-F within the prescribed time period because of delays in the preparation of certain financial and other information required to be included in its Form 20-F. Such delays were due to the dedication of the registrant's resources during the past several months to the restructuring of its financial indebtedness. It is the registrant's intention to file the annual report on Form 20-F as soon as it is complete.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

     Name:              Ernesto Duran, Corporate Comptroller
     Telephone Number:  52-55-5564-7470

(2)  Have all other periodic reports required under section 13 or 15(d)
     of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                      [X]  Yes      [  ]  No



(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [ ]  Yes      [X]   No

                                  SIGNATURES


        Pursuant to the requirements of Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, Grupo Minero Mexico, S.A. de C.V. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  June 30, 2003                  By:   /s/Ernesto Duran
                                            ---------------------------------
                                            Name:   Ernesto Duran
                                            Title:  Corporate Comptroller